UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JC ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

None
(CUSIP Number)

JC ACQUISITION CORP.
c/o Jay Chernikoff
10115 East Bell Road, Suite 107-126
Scottsdale, AZ 85260
(310) 622-4519
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jay Chernikoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of JC Acquisition Corp., whose principal executive offices are located at 10115 East Bell Road, Suite 107-126, Scottsdale, AZ 85260 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Jay Chernikoff (the “Reporting Person”).

(b) The business  address of the Reporting  Person is 10115 East Bell Road, Suite 107-126, Scottsdale, AZ 85260.

(c) None.

(d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

(e) The Reporting Person has not been a party to any civil proceedings during the last five years.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the 1,000,000 shares of Common  Stock directly from  the  Issuer for a purchase price equal to an aggregate of $100.00.  The source of funding for this purchase was through personal funds.

Item 4. Purpose of Transaction.

None

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 1,000,000 shares of Common Stock,  representing 100% of the outstanding shares of Common Stock (based, as to the number of outstanding  shares, upon the Issuer’s Form 10-SB filed February 20, 2007).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition of, the 1,000,000 shares of Common Stock owned by the Reporting Person.

(c) The 1,000,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective January 18, 2007.

(d) Other than the Reporting  Person, no other person is known to have the right to receive or the power to direct the receipt of  dividends from, or the proceeds from the sale of, the 1,000,000  shares of Common  Stock owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits.

None

Signature

After  reasonable  inquiry and to the best of my knowledge  and belief, I certify that the information  set forth in this statement is true, complete and correct.

April 23, 2007

JAY CHERNIKOFF

By:	/s/ Jay Chernikoff
Name:	Jay Chernikoff
Title:	President